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                              April 27, 2023

       Xiaoming Li
       Chief Executive Officer
       Meta Data Ltd
       Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street Sha Tin New Territories
       Hong Kong

                                                        Re: Meta Data Ltd
                                                            Annual Report on
Form 20-F
                                                            Filed December 30,
2022
                                                            File No. 001-38430

       Dear Xiaoming Li:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F filed December 30, 2022

       Part 1
       Item 3. Key Information, page 1

   1. In future filings, please disclose prominently that you are not a Chinese or Hong Kong operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
that this structure involves unique risks to investors. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely
result in a material change in your operations and/or a material change in the value of your
ADSs, including that it could cause the value of such ADSs to significantly decline
or become worthless. Provide a cross-reference to your detailed discussion of risks
facing the company as a result of this structure.
 Xiaoming Li
FirstName   LastNameXiaoming Li
Meta Data Ltd
Comapany
April       NameMeta Data Ltd
       27, 2023
April 227, 2023 Page 2
Page
FirstName LastName
2. In future filings, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company
s operations in
         Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to continue to offer ADSs to investors and cause the value of such ADSs to significantly decline or be worthless. Your disclosure should
         address how recent statements and regulatory actions by China   s
government, such as
         those related to data security or anti-monopoly concerns, have or may impact the
         company   s ability to conduct its business, accept foreign
investments, or list on a U.S. or
         other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company.
3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements, if any. State whether any transfers, dividends, or distributions have been made to date between the holding company its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable and state the direction of transfer and any tax consequences. Your disclosure should make clear if no transfers, dividends or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company, consolidated VIE and U.S. investors, as well as the ability to settle amounts owed under the VIE agreements. Tell us what your disclosure will look like.
4. In future filings, please revise here and in the risk factors to state that, to the extent cash and/or assets in the business are in Hong Kong/China or a Hong Kong entity, the funds and/or assets may not be available to fund operations or for other use outside of Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Provide cross-references to this discussion in the risk factors section.
5. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).
         Alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please tell us what your disclosure will look like.
6.       In future filings, please provide early in this section a diagram of
the company   s corporate
         structure, such as the one provided on page 23. Identify clearly the entity in which investors are purchasing or holding their interest and the entity(ies) in which the
         company   s operations are conducted.
 Xiaoming Li
Meta Data Ltd
April 27, 2023
Page 3
7. We note that the consolidated VIE constituted a material part of your consolidated financial statements. In future filings, please provide, in tabular form a condensed consolidating schedule, similar to the one on page F-17, that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the
         WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
D. Risk Factors
Summary of Risk Factors, page 2

8. In your summary of risk factors, please revise to provide specific cross-references to each corresponding individual risk factor related to China and Hong Kong. Additionally, please revise your summary risk factor entitled "PRC laws and regulations related to our current business operations . . . " to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, as well as the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs, as you disclose on page 9. Please tell us what your disclosure will look like in your supplemental response. Risks Related to Our Corporate Structure, page 9

9. We note your disclosure that you "have entered a share purchase agreement to sell our
       VIE structure in mainland China . . . ." Please revise to clarify that you have sold such
       VIE structure, if true. Additionally, where you refer to "our VIE" here and on page 46, please
FirstName     revise to refer to "the
           LastNameXiaoming       Li VIE."
Comapany
10.         NameMeta
       Disclose the risksData  Ltd
                           associated with winding-up your VIE structure.
Please tell us what your
       disclosure
April 27,         will3 look like in your supplemental response.
          2023 Page
FirstName LastName
 Xiaoming Li
FirstName   LastNameXiaoming Li
Meta Data Ltd
Comapany
April       NameMeta Data Ltd
       27, 2023
April 427, 2023 Page 4
Page
FirstName LastName
"If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas . . . ", page 10

11. We note your disclosure that you "believe, as of the date of this prospectus, Meta HK is not required to obtain any permission or approval from Hong Kong authorities to operate our business" and that you "are also not required to obtain permissions or approvals from
         Hong Kong authorities nor any PRC authorities for our listing in the U.S. or issuing our
         ADSs to foreign investors, including the CSRC or the CAC." Please tell us whether you relied upon an opinion of counsel with respect to such conclusions, and if not, revise in future filings to state as much and explain why such an opinion was not obtained.

         Additionally, in your Item 3 section, please provide disclosure comparable to your discussion of permissions and approvals here. Further, revise your disclosure so as to expand your discussion regarding "Meta HK" to disclose whether you and your subsidiaries are required to obtain any permissions or approvals from Hong Kong or
         Chinese authorities to operate your business. To the extent that you are subject to any permission or approval requirements, state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or
         (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please tell us what your disclosure will look like.
"You may incur additional costs and procedural obstacles in effecting service of legal process . . .
", page 11

12. We note your disclosure that "[y]ou may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in
         Hong Kong against us or our management named in this annual report . . .. ." To the extent that one or more of your directors or members of senior management is based in
         Hong Kong or the PRC, please state that is the case and identify the relevant individuals.
         Please also include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please tell us what your disclosure will look like.
 Xiaoming Li
FirstName   LastNameXiaoming Li
Meta Data Ltd
Comapany
April       NameMeta Data Ltd
       27, 2023
April 527, 2023 Page 5
Page
FirstName LastName
Item 4. Information on the Company
B. Our Business Model , page 24

13. We note that in 2021, you suspended all education programs and learning centers in China due to the "Double Reduction Policy" released by the General office of Central
         Committee of the Communist Party of China and the General Office of the State Council.
         To provide balanced disclosure, please revise in future filings to quantify the portion of your total revenues that was impacted by the cessation of these education centers and learning centers and any other material financial impacts related to the cessation of these services, if any. In this regard, we note that your disclosure here quantifies the revenue from your new business lines for the fiscal year ended August 31, 2022. Please tell us what your disclosure will look like in your supplemental response.
14. Discuss any risks related to your current artificial intelligence smart training systems and how this new business line complies with PRC regulations regarding K-12 education, including the "Double Reduction Policy." Please tell us what your disclosure will look like in your supplemental response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Joan Wu